SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 1)

CONCORD CAMERA CORP.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

206156101

(CUSIP Number)

Thomas A. Klee, Esq.
Law Office of Thomas A. Klee
55 Bath Crescent Lane
Bloomfield, Connecticut 06002
860-242-0004

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications )

April 3, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 206156101	13D	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MT Trading LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF	7	SOLE VOTING POWER
SHARES		1,104,414
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,104,414
PERSON	10	SHARED DISPOSITIVE POWER
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,104,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO: 206156101	13D	Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sondra J. Beit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES		50,968
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		50,968
PERSON	10	SHARED DISPOSITIVE POWER
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO: 206156101	13D	Page 4 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) RH Trading LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF	7	SOLE VOTING POWER
SHARES		422,291
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		422,291
PERSON	10	SHARED DISPOSITIVE POWER
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO: 206156101	13D	Page 5 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) LTC Racing LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF	7	SOLE VOTING POWER
SHARES		180,440
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		180,440
PERSON	10	SHARED DISPOSITIVE POWER
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO: 206156101	13D	Page 6 of 8

Item 1.             Security and Issuer.

            This statement relates to the common stock, no par value per share (the "Common Stock") of Concord Camera Corp., a New Jersey corporation (the "Issuer"). The address of the Issuer's principal executive office is 4000 Hollywood Boulevard, 6th Floor, North Tower, Hollywood, Florida 33021.

            All amounts of shares of Common Stock in this Schedule 13D/A are adjusted to reflect the one-for-five reverse stock split of the Common Stock effective November 21, 2006.

Item 2.             Identity and Background.

            (a) (b) (c) The Filing Persons are a group (the Group") consisting of the following four entities or individuals:
(1) MT Trading LLC, a Connecticut Limited Liability Company with offices at 530 Silas Deane Highway, Suite 130, Wethersfield, Connecticut 06109. It is principally engaged in the business of investing. The Members of MT Trading LLC are:

Sondra J. Beit, whose residence address is 42 Aspen Drive, South Glastonbury, CT 06073. Mrs. Beit is not currently employed.

Mark Paley, whose business address is Harvest Investments, 530 Silas Deane Highway, Suite 130, Wethersfield, CT 06109. Mr. Paley is a professional investor and principal of Harvest Investments LLC.

(2) Sondra J. Beit (see above).

(3) RH Trading LLC, a Connecticut Limited Liability Company with offices at 530 Silas Deane Highway, Suite 130, Wethersfield, Connecticut 06109. It is principally engaged in the business of investing. The Members of RH Trading LLC are Sondra J. Beit and Mark Paley (see above).

(4) LTC Racing LLC, a Connecticut limited liability company with an office at 2365 Saddlesprings Drive, Alpharetta, GA 30004. It is principally engaged in the business of investing. The sole Member of LTC Racing LLC is Thomas Logano, whose business address is 2365 Saddlesprings Drive, Alpharetta, GA 30004. Mr. Logano is a professional investor.

            (d) (e) During the last five years, no Filing Person or any Member of any Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Filing Person or Member of the Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO: 206156101	13D	Page 7 of 8

Item 3.             Source and Amount of Funds or Other Consideration.

            Securities of the issuer were purchased (i) with personal funds, (ii) with personal funds contributed by the Members of the Filing Persons for the purpose of making investments and (iii) using a margin account with the Filing Persons' broker, Advest, Inc. 213 Court Street, Suite 650, Middletown, Connecticut 06547.

Item 4.             Purpose of Transaction.

            The transaction has been effected primarily for investment purposes; however, the Filing Persons may take actions which relate to or may result in any of the following:

            (a)        The acquisition of additional securities of the Issuer or the disposition of securities of the Issuer;

            (b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

            (c)        A sale or transfer of a material amount of the Issuer's assets;

            (d)        A change in the Issuer's present Board of Directors or management, including to change the number of directors or to fill any vacancies on the Board;

            (e)        A material change in the Issuer's present capitalization or dividend policy;

            (f)        Any other material change in the Issuer's business or corporate structure; or

            (g)       Changes in the Issuer's charter or bylaws or any other actions which may impede the acquisition of control of the Issuer by any person.

            On October 10, 2008, Mr. Roger J. Beit became a member of the Board of Directors of the Issuer. See Items 5 and 6 regarding the relationship of Mr. Beit to members of the Group.

            Subsequent thereto, the Board of Directors of the Issuer adopted, and its shareholders approved, a Plan of Dissolution and Liquidation, Cessation of Manufacturing and Wind Down of Operations.

Item 5.             Interest in Securities of the Issuer.

            (a)        As of the date hereof, the Group owns 1,685,313 shares of the Common Stock representing 29.7% of the outstanding Common Stock. Such Common Stock is held by members of the Group as follows:

CUSIP NO: 206156101	13D	Page 8 of 8

Name	Number of Shares
MT Trading LLC	1,104,414
Sondra Beit	50,968
RH Trading LLC	422,291
LTC Racing LLC	180,440
Total	1,758,113

            (b)         Each of the Filing Persons has sole power to vote and dispose of such shares held by it or her; however, Mr. Roger J. Beit, the husband of Sondra Beit, also has investment authority over the investment accounts in which such shares are held.

            (c)         On April 3, 2009, RH Trading LLC purchased 386,971 shares of Common Stock at a price of $2.55 per share in a private transaction directly from a group of related sellers.

            (d)         Not applicable.

            (e)         Not applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The Members of MT Trading LLC and RH Trading LLC are Mark Paley and Sondra J. Beit. LTC Racing LLC is principally owned by Thomas Logano, a business associate of Mark Paley and of Sondra Beit's husband, Roger J. Beit. Although no formal agreement exists, such persons can be expected to act in concert with respect to their investments.

Item 7.             Material to be Filed as Exhibits.

            A Joint Filing Agreement, dated as of September 8, 2004, among MT Trading LLC, Sondra Beit, RH Trading LLC and LTC Racing LLC was previously filed as Exhibit 99.1 to this Schedule 13D on September 10, 2004.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2009

/S/ ROGER BEIT
Roger Beit, Authorized Agent